SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

111, Inc.

(Name of Issuer)

Class A ordinary shares, $0.00005 par value per share

(Title of Class of Securities)

68247Q 102**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 68247Q 102 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “YI.” Each ADS represents two Class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Sunny Bay Global Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 36,000,000 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 36,000,000 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 36,000,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 21.7%
12	Type of Reporting Person CO

(1)           Represents 36,000,000 Class B ordinary shares directly held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote.

1	Name of Reporting Person Junling Liu
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 37,066,686 (2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 37,066,686 (2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,066,686 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 22.4%
12	Type of Reporting Person IN

(2)           Represents 1,066,686 Class A ordinary shares directly held by Mr. Junling Liu and 36,000,000 Class B ordinary shares directly held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Sunny Bay Global Limited is wholly owned by Mr. Junling Liu. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote.

Item 1(a).	Name of Issuer: 111, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 3-4/F, No.295 ZuChongZhi Road, Pudong New Area, Shanghai, 201203, People’s Republic of China

Item 2(a).	Name of Person Filing: (i) Sunny Bay Global Limited; and (ii) Junling Liu (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:
For Sunny Bay Global Limited
c/o Vistra Corporate Services Centre
Wickhams Cay II, Road Town
Tortola, VG1110, British Virgin Islands

For Junling Liu
c/o 3-4/F, No.295 ZuChongZhi Road
Pudong New Area, Shanghai, 201203
People’s Republic of China

Item 2(c)	Citizenship: Sunny Bay Global Limited - British Virgin Islands Junling Liu - Australia
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, $0.00005 par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: 68247Q 102 This CUSIP number applies to the American depositary shares of the Issuer, each representing two Class A ordinary shares of the Issuer.
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a: Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Sunny Bay Global Limited	36,000,000	21.7%	46.0%	36,000,000	0	36,000,000	0
Junling Liu	37,066,686	22.4%	46.1%	37,066,686	0	37,066,686	0

As of December 31, 2019, 1,066,686 Class A ordinary shares were directly held by Mr. Junling Liu and 36,000,000 Class B ordinary shares were directly held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands and wholly owned by Mr. Junling Liu. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 165,605,886 ordinary shares (being the sum of 93,605,886 Class A ordinary shares and 72,000,000 Class B ordinary shares) of the Issuer outstanding as of December 31, 2019 as a single class. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2019. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2020

SUNNY BAY GLOBAL LIMITED

By:	/s/ Junling Liu
Name:	Junling Liu
Title:	Director

JUNLING LIU

/s/ Junling Liu